FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

For the month of October 2004

Commission File Number 333-7182-01

                                   CEZ, a. s.
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic
                    ----------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F  X          Form 40-F
                                 ---                   ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes              No  X
                                 ---             ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was filed by CEZ, a. s. in Czech language with the Prague Stock Exchange as required by its rules and regulations:

Jiri Borovec was appointed a member of the Board of Directors of CEZ

Effective as of October 21, 2004, Mr. Jiri Borovec was elected a new member of the Board of Directors.

As of November 1, Jiri Borovec will also hold the office of the executive production manager of CEZ, a. s., thus becoming a head of a new section covering the entire electricity production of CEZ. Jiri Borovec replaced Jiri Vagner in the Board of Directors.

Mr. Jiri Borovec has been active in the energy sector since 1995. He is joining CEZ after leaving the positions of the Chairman of the Board of Directors and General Manager of the joint-stock company, Skoda JS. Experienced in the multinational environment, he worked five years for ABB, at first as HR Manager, in 1999 and 2000 as General Manager of ABB Service Ceska republika and then as Business Manager of ABB Service Central Europe.

Mr. Jiri Borovec speaks English (state exam from Masaryk University Brno and Distinguished Diploma DLIELC - San Antonio, Texas, USA); Spanish (state exam from Masaryk University Brno and Diploma Basico de Espaool - examination under the auspices of the Ministry of Education and Science of the Spanish Kingdom); Russian (state exam from the State Language School in Brno); Croatian (self-taught during the 1-year UN mission in the former Yugoslavia). He is the Vice-Chairman of the Board of Directors of the Chamber for Economic Relations with the CIS and a member of the Czech Amateur Aviator Association. His hobbies include flying ultralight airplanes. Mr. Jiri Borovec is married and has a son Jiri and a daughter Iveta.

Ing. Jiri Borovec (*1964) is a graduate of the Brno Military Academy (major in optoelectronics, lasers, and IT); Masaryk University Brno (majors in English, Spanish, and Russian); the United States Air Force Defense Language Institute (Texas, USA); and the Brno Business School - Nottingham Trent University, MBA. In 1997, Mr. Borovec participated in the ABB International Management Workshop for ABB Group Senior Top Managers; in 1999, he was awarded the ABB Service Management Certificate. In 1990-1995, he worked for the Czech Army as an interpreter and translator of the English, Spanish, and Russian languages, as the head of the linguistic section of the interpreting department of the Brno Military Academy, as the interpreter of the Czech Defense Minister, as a United Nations military observer in the former Yugoslavia (UNPROFOR), and as the commanding officer of the UNMO UNPROFOR training group. He also worked as operations officer-sector Sarajevo (Lima) and an officer for foreign relations of the Chief of Staff of the Czech Army.

Current composition of the Board of Directors of CEZ:

Martin Roman - Chairman and General Manager

Alan Svoboda - Vice-Chairman and Executive Trade Manager

Petr Voboril - Vice-Chairman and Executive Finance Manager

Radomir Lasak - Member and Executive Administration Manager

Jiri Borovec - Member and Executive Production Manager

 The corporate governance in force from January 1, 2005 will follow the fundamental goals of the company:

o    integration of the CEZ Group
o    securing the trading position of the entire group
o    preparation of the renewal of resources
o    foreign acquisitions.

 The corporate governance will comprise five divisions headed by individual members:

o    Martin Roman - General Manager Division
o    Alan Svoboda - Trade Division
o    Petr Voboril - Finance Division
o    Radomir Lasak - Administration Division
o    Jiri Borovec - Production Division.

The aim of the organizational change is to simplify the management--to logically divide activity and responsibility among the Directors. This will also enhance the compliance with the statutory requirements for unbundling; i.e., separation of trade from distribution. Last but not least, the change will accelerate and simplify procedural matters, decision-making and communication.

Matters of key importance related to the firm's expansion will be the domain of the Executive Committee comprised of members of the Board of Directors, Sections Directors and Managers of three companies of the CEZ Group (CEZ Data, CEZ Zakaznicke sluzby and CEZ Distribuce).

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                            CEZ, a. s.
                                                     ---------------------------
                                                           (Registrant)

Date:  October 21, 2004

                                                  By: /s/ Libuse Latalova
                                                     ---------------------------
                                                         Libuse Latalova
                                                  Head of Finance Administration